EXHIBIT 12

MONONGAHELA POWER COMPANY AND SUBSIDIARIES

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

	For Years Ended December 31,
($ in thousands)	2004	2003	2002	2001	2000
Earnings:
Income from continuing operations	$16,432	$71,952	$32,436	$79,258	$91,895
Exclude amounts reflected in line above:
Income tax (benefit) expense	(3,812)	39,187	8,303	31,977	50,545
Amortization of capitalized interest	—	—	184	110	26
Income distributions of equity investee	2,871	2,871	3,216	7,673	8,640
Income from unconsolidated equity investees	(6,292)	(4,784)	(4,273)	(5,008)	(5,907)
Add fixed charges (see below)	44,861	45,711	45,394	47,544	43,898
Less amounts included in fixed charges:
Capitalized interest	—	—	(2,604)	(1,911)	(487)

Total Earnings (as defined)	$54,060	$154,937	$82,656	$159,643	$188,610

Fixed Charges:
Interest expensed and capitalized	$43,619	$44,361	$43,374	$44,740	$40,637
Estimated interest component of rental expense	1,242	1,350	2,020	2,804	3,261

Total Fixed Charges (as defined)	$44,861	$45,711	45,394	$47,544	$43,898

Ratio of Earnings to Fixed Charges	1.21x	3.39x	1.82x	3.36x	4.30x